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                                                                     EXHIBIT 1.4

                                  May __ , 2002


Dickie Walker Marine, Inc.
1414 South Tremont Street
Oceanside, California  92054

Gentlemen:

       This will confirm the arrangements, terms and conditions whereby Schneider Securities, Inc. ("Consultant") has been retained by you to serve as financial consultant and advisor to Dickie Walker Marine, Inc. ("Company"), on a nonexclusive basis for a period of two (2) years commencing on the closing date ("Closing") of the public offering which we are underwriting for the Company. The Company hereby agrees to the following terms and conditions:

         1. Consulting Services. Consultant will render financial consulting and advice pertaining to the Company's business affairs as you may from time to time request.

         2. Financing. Consultant will assist and represent you in obtaining both short and long-term financing whether from banks or the sale of the Company's debt or equity.

         3. Wall Street Liaison. Consultant will, when appropriate, arrange meetings between representatives of the Company and individuals and financial institutions in the investment community such as security analysts, portfolio managers and market makers.

         4. Compensation. The Company agrees to pay Consultant in the aggregate the sum of One Hundred Twenty Thousand ($120,000) Dollars for the services described above. Such amount shall be payable at the rate of $5,000 per month commencing on the first day of the first month following execution of this Agreement and continuing each month thereafter during the term hereof.

         5. Relationship. Consultant is an independent contractor. Nothing herein shall constitute Consultant as an employee or agent of the Company. Except as may be subsequently agreed in writing, Consultant shall not have the authority to obligate or commit the Company in any manner whatsoever.

         6. Assignment and Termination. This Agreement shall not be assignable by any party except to successors to all or substantially all of the business of either the Consultant or the Company. This Agreement may not be terminated by either party for any reason whatsoever without the prior written consent of the other party, which consent may not be arbitrarily withheld by the party whose consent is required.


                                           Very truly yours,
                                           SCHNEIDER SECURITIES, INC.


                                           -------------------------------------
                                           By: Thomas J. O'Rourke, President


Agreed and Accepted by
DICKIE WALKER MARINE, INC.


--------------------------------------
By: Gerald W. Montiel, Chief Executive Officer